Period Ended November 30, 2007

Note: These financial statements have not been reviewed by the Company’s auditors

Report to Shareholders

“Sales of the Company’s proprietary branded beverages
grew 63% year over year, up from 55% at the end of the
previous quarter.”

To our Shareholders:

Net loss for the quarter was $1,643,000 or $0.08 per share, versus a net loss of $584,000 or $0.04 per share in Q3 of last year. Gross sales for the quarter were $8,562,000, versus $11,522,000 in Q3 of the prior year. The year to date net loss was $3,286,000 or $0.18 per share versus break even in the first three quarters of last year. Gross sales for the fiscal year so far were $27,454,000, compared to $40,496,000 in the same period last year. The decrease in gross sales was directly attributable to the discontinuance of three specific business lines during the latter part of fiscal 2006 and the first quarter of 2007, allowing the Company to concentrate on the development of its branded healthy beverage portfolio. Sales of the Company’s proprietary branded beverages grew 63% year over year, up from 55% at the end of the previous quarter.

This was the first time in my memory that our core business grew from the second quarter to the third. Seasonality normally works against that trend. Both gross and net sales in Q3 were up slightly over Q2. Last year, gross sales dropped almost 27% from the warmer summer quarter to the cooler fall quarter, which is the norm in the beverage business. Continued strong branded beverage growth fueled that condition this year.

I was also pleased to see that our gross margin before discounts, rebates and slotting fees increased to 36.2% in Q3 from 33.0% . As we anticipated, this reflects our higher margin proprietary branded beverages comprising an increasingly higher proportion of our total business. Also our net loss before taxes reduced by more than $200,000 quarter over quarter. Our cash and working capital balances remain strong and we look forward to returning to profitability in the near future, fueled by continuing sales and margin growth while controlling costs.

We will continue to provide operational updates in our monthly newsletter on the first of most months, posted at www.LBIX.com.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Forward Looking Statements:
Certain information contained herein includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included herein are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Any non-GAAP financial measures referenced herein such as “EBITDA”, “cash inflow from operations” or the like do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Leading Brands, Inc  .  Q3 REPORT | 1

Management’s Discussion & Analysis

For the three and nine months ended November 30, 2007

January 10, 2008

The following information should be read in conjunction with the Company’s February 28, 2007 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in two main business functions:

  the development, production, marketing and distribu- tion of the Company’s branded beverages and the distri- bution of other licensed brands: and the operation of a bottling plant in Edmonton, Alberta.

The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through its Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores. Its principal product lines include blueberry juices, energy drinks, and vitamin waters. The bottling plant provides bottling services for the Company’s own products and for other external customers. The Company also uses the services of third party bottlers as required to meet its objectives.

The Company is in a period of transition from the distribution of third party brands to a focus on the development, sales and marketing of its own healthy beverage brands. During this transition, the Company reduced its plant, administrative and certain selling expenses to be in line with its current business level but at the same time has increased its marketing and selling expenses related to its own brands.

Overall Performance

The major developments during the nine months to November 30, 2007 included:

  the Company’s distribution business began a transition from primarily distributing third party beverage brands to a focus on developing and marketing its own brands of beverages;
  in August 2007, the Company completed a private placement of common stock raising net proceeds of $8.9 million to be used for the marketing of its proprietary beverage brands and for general working capital pur- poses;
  the Company launched its new line of Stoked™ energy drinks;
  the Company was appointed as the exclusive Canadian distributor for the “BooKoo®” line of energy drinks;
  the Company selected TNT Marketing to help market its brands to convenience store chains in the United States;
  the Company commenced co-packing of its TrueBlue® juice products in the US;
  the bottling plant in Richmond, British Columbia was closed and certain equipment and production capacity relocated to Edmonton; and
  the Company’s contract to distribute Hansen® products was terminated on April 15, 2007.

For the three months ended November 30, 2007, the Company reported gross sales of $8.6 million and a net loss of $1.6 million as compared to gross sales of $11.5 million and a net loss of $0.6 million in the corresponding quarter of the prior year. For the nine months ended November 30, 2007, the Company reported gross sales of $27.5 million and a net loss of $3.3 million as compared to gross sales of $40.5 million and net income of less than $0.1 million in the corresponding period of the prior year. The decrease in profitability in 2007 as compared to the corresponding periods in 2006 was primarily the net result of:

  lower sales resulting from the termination of certain customer relationships;
  an increase in sales of the Company’s branded products; and
  non-recurring income related to the termination of the Hansen distribution agreement.

2 | Q3 REPORT .  Leading Brands, Inc

Results of Operations
SALES

Quarter ended November 30, 2007

	Quarter ended	Quarter ended
	November 30,	November 30,
Sales	2007	2006	Change
Bottling Plants	$2,658,219	$2,870,903	($ 212,684)
Distribution and Other	$5,903,506	$8,650,897	( $ 2,747,391)
Total Gross Sales	$8,561,725	$11,521,800	( $ 2,960,075)
Discounts, rebates and	($ 1,113,951)	($ 1,119,276)	$5,325
slotting fees
Net Sales	$7,447,774	$10,402,524	($ 2,954,750)

The decrease in gross sales for the three months ended November 30, 2007 was the net result of the following:

decreases of $5.7 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
the discontinuance of co-pack production of alco- holic beverages and the discontinuance of distribu- tion to a convenience store chain in Western Canada both effective in the previous fiscal year;
increases totaling $2.7 million including:
a $1.1 million increase in sales of TrueBlue®, the new Stoked™ energy drinks, and other products;
a $0.7 million increase in ongoing revenues from bottling operations; and
an increase in reported sales of $0.9 million due to an increase in value of the Canadian dollar.

Discounts, rebates and slotting fees for the three months ended November 30, 2007 decreased as a result of lower sales but were higher relative to sales as a result of more aggressive promotions of the Company’s brands in the United States and new products in Canada.

Nine months ended November 30, 2007

	Nine months	Nine months
	ended November	ended November
Sales	30, 2007	30, 2006	Change
Bottling Plants	$8,109,999	$12,319,727	($ 4,209,728)
Distribution and Other	$19,344,329	$28,176,652	($ 8,832,323)
Total Gross Sales	$27,454,328	$40,496,379	($ 13,042,051)
Discounts, rebates and	($ 3,241,337)	($ 3,463,165)	$221,828
slotting fees
Net Sales	$24,212,991	$37,033,214	($ 12,820,223)

The decrease in gross sales for the nine months ended November 30, 2007 was the net result of the following:

a decrease of $17.5 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
the discontinuance of co-pack production of alco- holic beverages and the discontinuance of distribu- tion to a convenience store chain in Western Canada both effective in the previous fiscal year;
increases totaling $4.5 million including:
a $3.2 million increase in sales of TrueBlue®, the new Stoked™ energy drinks, and other products; and
an increase in reported sales of $1.3 million due to an increase in value of the Canadian dollar.

Discounts, rebates and slotting fees for the nine months ended November 30, 2007 decreased as a result of lower sales but were higher relative to sales as a result of new listing fees and more aggressive promotions in connection with new products and the expansion of the Company’s brands in the United States.

COST OF SALES AND MARGIN
Quarter ended November 30, 2007

	Quarter ended	Quarter ended
	November 30,	November 30,
Cost of Sales	2007	2006	Change
Bottling Plants	$1,481,503	$1,718,404	($ 236,901)
Distribution and Other	$3,984,231	$6,002,481	($ 2,018,250)
Total	$5,465,734	$7,720,885	($ 2,225,151)

Cost of sales for the quarter ended November 30, 2007 decreased as the net result of the following:

a decrease of $3.5 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
the discontinuance of co-pack production of alco- holic beverages and the discontinuance of distribu- tion to a convenience store chain in Western Canada both effective in the previous fiscal year;
increases totaling $1.3 million including:
$0.8 million relating to higher sales volumes of TrueBlue®, the new Stoked™ energy drinks and other products; and
an increase in reported cost of sales of $0.5 million due to an increase in value of the Canadian dollar.

Leading Brands, Inc . Q3 REPORT | 3

Nine months ended November 30, 2007

	Nine months	Nine months
	ended November	ended November
Cost of Sales	30, 2007	30, 2006	Change
Bottling Plants	$4,456,776	$6,805,449	($ 2,348,673)
Distribution and Other	$13,885,104	$19,536,963	($ 5,651,859)
Total	$18,341,880	$26,342,412	($ 8,000,532)

Cost of sales for the nine months ended November 30, 2007 decreased as the net result of the following:

a decrease of $10.6 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
the discontinuance of co-pack production of alco- holic beverages and the discontinuance of distribu- tion to a convenience store chain in Western Canada both effective in the previous fiscal year;
an increase of $2.6 million as the net result of:
$2.1 million relating to higher sales volumes of TrueBlue®, the new Stoked™ energy drinks and other products;
an increase in reported cost of sales of $0.9 million due to an increase in value of the Canadian dollar; and
a decrease in costs of sales of other products of $0.4 million.

Quarter ended November 30, 2007

	Quarter ended	Quarter ended
	November 30,	November 30,
Margin	2007	2006	Change
Bottling Plants	$1,030,362	$1,077,930	($ 47,568)
Distribution and Other	$951,678	$1,603,709	($ 652,031)
Total	$1,982,040	$2,681,639	($ 699,599)
Margin Percentage	26.6%	25.8%	0.8%

Margin for the quarter ended November 30, 2007 decreased as the net result of the following:

a decrease of $2.2 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
the discontinuance of co-pack production of alco- holic beverages and the discontinuance of distribut- ion to a convenience store chain in Western Canada both effective in the previous fiscal year;

increases totaling $1.5 million including:
increased margin of $0.3 million on higher sales of TrueBlue®, the new Stoked™ energy drinks and other products;
increased margin of $0.8 million on higher revenues from ongoing bottling operations and from higher sales of other products; and
an increase in reported margin of $0.4 million due to an increase in value of the Canadian dollar.

On a percentage basis, margin for the quarter increased by 0.8% as a result of sales of higher margin products, partially offset by higher freight costs per unit and higher discounts, rebates and slotting fees as a percentage of sales.

Nine months ended November 30, 2007

	Nine months	Nine months
	ended November	ended November
Margin	30, 2007	30, 2006	Change
Bottling Plants	$3,209,251	$5,171,608	($ 1,962,357)
Distribution and Other	$2,661,860	$5,519,194	($ 2,857,334)
Total	$5,871,111	$10,690,802	($ 4,819,691)
Margin Percentage	24.2%	28.9%	(4.7% )

Margin for the nine months ended November 30, 2007 decreased as the net result of the following:

a decrease of $6.8 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
the discontinuance of co-pack production of alco- holic beverages and the discontinuance of distribu- tion to a convenience store chain in Western Canada both effective in the previous fiscal year;
an increase of $2.0 million including:
increased margin of $1.1 million on higher sales of TrueBlue®, the new Stoked™ energy drinks and other products;
increased margin of $0.2 million on higher revenues from ongoing bottling operations and from higher sales of other products;
increased margin of $0.2 million as a result of lower discounts, rebates and slotting fees; and
an increase in reported margin of $0.5 million due to an increase in value of the Canadian dollar.

On a percentage basis, margin for the nine months declined by 4.7% as a result of higher discounts, rebates and slotting fees as a percentage of sales and higher per unit freight costs.

4 | Q3 REPORT . Leading Brands, Inc

SELLING, GENERAL AND ADMINISTRATION EXPENSES

For the quarter ended November 30, 2007, selling, general and administration expenses increased by $7,000 as compared to the corresponding period in the previous year as the net effect of:

  an increase in reported selling, general and administra- tion expenses of $322,000 due to an increase in value of the Canadian dollar;
  lower plant overhead costs of $200,000 as a result of the closing of the Richmond plant;
  lower wages and commission expenses of $110,000; and
  lower marketing and other expenses of $5,000.

For the nine months ended November 30, 2007, selling, general and administration expenses increased by $193,000 as compared to the corresponding period in the previous year. The increase was the net result of:

  an increase in reported selling, general and administra- tion expenses of $490,000 due to an increase in value of the Canadian dollar;
  non-recurring expenses related to the relocation of the
  Richmond plant equipment of $360,000;
  higher marketing expenses of $326,000 to promote the
  Company’s new and existing brands;
  increases in other expenses of $252,000;
  lower plant overhead costs of $579,000 as a result of the closing of the Richmond plant; and
  lower wages and commission expenses of $656,000 due to lower sales volumes.

OTHER EXPENSES AND INCOME

For the three and nine month periods ended November 30, 2007, amortization was lower than in the corresponding periods as a result of lower Property, Plant and Equipment values due to the impairment adjustment recorded in the last fiscal year on the Richmond plant equipment relocation. For the nine months ended November 30, 2007, other income was $1,226,506 relating to the termination of the

Hansen’s® contract in the quarter ended May 31, 2007. In the three and nine month periods ended November 30, 2006, the Company recorded other income of $221,769 relating to the termination of a bottling contract for the production of alcoholic beverages.

For the quarter ended November 30, 2007, the Company recorded a mostly non-cash income tax recovery of $31,000 corresponding to operating losses in the Canadian operating entity, as compared to a recovery of $156,000 in the corresponding quarter of the prior year. For the nine months ended November 30, 2007, the mostly non-cash income tax recovery was $331,000 as compared to an expense of $335,000 in the corresponding quarter of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

	NOVEMBER 30		AUGUST 31		MAY 31		FEBRUARY 28
	2007	2006	2007	2006	2007	2006	2007	2006
Net sales / operating revenue	$ 7,447,774	$ 10,402,524	$ 7,227,505	$14,523,792	$ 9,537,711	$ 12,106,898	$ 8,725,111	$ 8,079,388
Net Income (loss)	($ 1,642,819)	($ 583,770)	($ 1,458,592)	$ 319,913	($ 185,081)	$ 264,843	($ 3,555,670)	($ 866,883)
Income (loss) per share	($ 0.08)	($ 0.04)	($ 0.08)	$ 0.02	($ 0.01)	$ 0.02	($ 0.23)	($ 0.05)
Net Income (loss) per share,	($ 0.08)	($ 0.04)	($ 0.08)	$ 0.02	($ 0.01)	$ 0.02	($ 0.23)	($ 0.05)
diluted

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The new stock based compensation rules create a non-cash expense to sales, general and administration expenses. Income/loss by quarter would be as follows without this expense:

	NOVEMBER		AUGUST 31		MAY 31		FEBRUARY 28
	2007	2006	2007	2006	2007	2006	2007	2006
Net Income (loss)	($ 1,642,819)	($ 583,770)	($ 1,458,592)	$ 319,913	($ 185,081)	$ 264,843	($3, 555,670)	($ 866,883)
Stock based compensation	$ 63,858	$ 158,065	$ 51,822	$ 198,813	$ 81,593	$ 125,128	$ 87,621	$ 83,370
Income (loss) excluding stock based	($ 1,578,961)	($ 425,705)	($ 1,406,770)	$ 518,726	($ 103,488)	$ 389,971	($ 3,468,049)	($ 783,513)
compensation expense

Leading Brands, Inc . Q3 REPORT | 5

CASH FLOWS

	three months	three months
Cash provided by	ended	ended
(used in):	November 30, 2007	November 30, 2006	Change
Operating activities	($ 316,187)	$1,580,132	($ 1,896,319)
Investing activities	($ 709,499)	($ 1,018,268)	$308,769
Financing activities	$953,326	($ 561,864)	$1,515,190

The increase in cash used in operating activities for the three months ended November 30, 2007 was primarily a result of the increased loss for the period combined with significant unusual reductions in accounts receivable and inventory in the corresponding quarter of the prior year due to changes in the business at that time as discussed in the Results of Operations section above.

The decrease in cash used in investing activities for the three months ended November 30, 2007 was a result of lower equipment purchases as the capital improvements initiated in 2006 are now substantially complete.

The increase in cash provided by financing activities is primarily the result of an increase in bank indebtedness used to fund operations in the current period as compared to funds from operations being used to reduce bank indebtedness in the prior period. The prior period also included proceeds of $638,000 from an issuance of common shares.

The current period includes $209,000 relating to the effects of changes in value of the Canadian dollar on cash and cash equivalents. There were no cash or cash equivalents in the prior period.

Cash provided by	Nine months ended	Nine months ended
(used in):	November 30, 2007	November 30, 2006	Change
Operating activities	($ 2,864,723)	$945,643	($ 3,810,366)
Investing activities	($ 1,703,207)	($ 1,240,361)	($ 462,846)
Financing activities	$8,720,637	$294,718	$8,425,919

For the nine months ended November 30, 2007, the increase in cash used in operating activities was primarily a result of the increased loss for the period. Additionally, reductions in accounts payable more than offset reductions in accounts receivable and inventories which had resulted from lower sales volumes in the current year.

The increase in cash used in investing activities in the nine months ended November 30, 2007 was the net result of the addition of equipment in the Edmonton plant to allow for the production of new products and to improve efficiencies, partially offset by the proceeds on sale of certain equipment from the Richmond plant.

The increase in cash provided by financing activities in the nine months ended November 30, 2007 is primarily the result of the $8.9 million common share and warrant issue in August 2007 together with lower repayments of bank indebtedness during the current nine month period.

The nine months ended November 30, 2007 includes $209,000 relating to the effects of changes in value of the Canadian dollar on cash and cash equivalents. There were no cash or cash equivalents in the prior period.

Liquidity and Capital Resources
As at November 30, 2007, the Company had working capital of $4,284,000 (including cash and cash equivalents of $4,362,000) and an unused portion of the revolving bank line of credit of $759,000 (the revolving line of credit has a limit of $5,500,000 (Cdn $5,500,000) subject to the availability of eligible collateral and at November 30, 2007, the actual limit based on eligible collateral was $4,050,000. The Company has secured a commitment for a capital lease facility for specific capital projects. Originally the facility was authorized for $4,000,000 (Cdn $4,000,000) but as at November 30, 2007, the facility limit had been revised to $2,800,000 (Cdn $2,800,000) to accommodate a lower revised estimate of the project costs. As at November 30, 2007, the Company had drawn down $1,068,000 of this commitment and expects to draw down a further $1,300,000 to fund capital expenditures incurred to date along with expected capital expenditures for the period to February 29, 2008.

The Company is in compliance with all of its bank covenants.

Tabular disclosure of contractual obligations

The following sets out the expected payments on the Company’s contractual obligations as at November 30, 2007:

	Payments due by period		from November 30,2007
Obligation	total	less than 1	1-3 years	3-5 years	more than
		year			5 years
Long-term debt	$3,818,051	$713,544	$1,585,555	$1,518,952	$-
Capital leases	$1,425,532	$187,313	$387,960	$469,838	$380,421
Operating	$4,350,110	$1,092,053	$1,888,547	$1,338,345	$31,165
leases
Total	$9,593,693	$1,992,910	$3,862,062	$3,327,135	$411,586

6 | Q3 REPORT . Leading Brands, Inc

Related Party Transactions
Material transactions with related parties are disclosed in the Company’s annual financial statements.

A company related by a director in common, acted as the Placement Agent for the Company’s common share and warrant issue completed in August 2007. The Placement Agent’s compensation included commissions of $693,000 and 167,000 common share purchase warrants. The warrants were on the same terms as the warrants issued in the related common share and warrant placement.

Since the last fiscal year end, the Company has engaged a marketing consultant in a contract capacity from a company related to the President. The amounts paid in the quarter and nine months ended November 30, 2007 were $17,000 and $38,800 respectively.

Disclosure of Outstanding Share Data
At January 4, 2008, the Company had 19,953,291 issued and outstanding common shares, 1,352,165 issued and outstanding stock options, of which 966,391 were vested, and 1,817,001 issued and outstanding common share purchase warrants.

Internal controls over financial reporting
As a non-accelerated filer with the Securities Exchange Commission, the Company is required to comply with Section 404 of the Sarbanes Oxley Act for its fiscal year ending February 29, 2008. Section 404 requires management to report on the effectiveness of the Company’s internal controls over financial reporting including supporting its conclusions with control documentation and testing.

The Company has engaged Grant Thornton LLP to assist with the required documentation and testing of internal controls. The Company is in the documentation phase of this project and to date has not identified any material weaknesses that would require disclosure nor made any changes that would materially affect its internal control over financial reporting. The Company will provide a full report with its annual Management’s Discussion and Analysis.

Leading Brands, Inc . Q3 REPORT | 7

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	November 30	February 28
(EXPRESSED IN UNITED STATES DOLLARS)	2007	2007

ASSETS
Cash and cash equivalents	$4,361,533	$-
Accounts receivable	2,617,828	3,400,977
Inventory	5,670,163	5,723,926
Prepaid expenses and deposits (Note 2)	364,239	814,340
	13,013,763	9,939,243

Property, plant and equipment	9,578,364	7,175,225
Trademarks and rights	108,960	93,144
Goodwill (Note 3)	3,353,543	2,866,766
Deferred costs	-	5,610
Future income taxes - long term (Note 4)	4,890,612	3,892,603
	$30,945,242	$23,972,591

LIABILITIES
Bank indebtedness	$3,291,410	$3,356,721
Accounts payable and accrued liabilities	4,440,948	6,457,805
Current portion of long-term debt (Note 5)	997,435	721,350
	8,729,793	10,535,876

Long-term debt (Note 5)	4,332,199	3,899,998
	13,061,992	14,435,874

SHAREHOLDERS’ EQUITY
Share capital (Note 6)
Common shares	32,686,534	27,403,161
Contributed surplus	6,224,737	2,162,885
Currency translation adjustment	4,823,341	2,535,541
Deficit	(25,851,362)	(22,564,870)
	17,883,250	9,536,717
	$30,945,242	$23,972,591

These consolidated financial statements have not been audited or reviewed by the Company’s auditors. The accompanying notes are an integral part of these consolidated financial statements.

8 | Q3 REPORT .  Leading Brands, Inc

Leading Brands, Inc.
Consolidated Statement of Income (Loss) and Deficit

(UNAUDITED)	Three months	Three months	Nine months	Nine months
(EXPRESSED IN UNITED STATES DOLLARS)	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

Gross Sales	$8,561,725	$11,521,800	$27,454,328	$40,496,379
Less: Discounts, rebates and slotting fees	(1,113,951)	(1,119,276)	(3,241,337)	(3,463,165)
Net Sales	7,447,774	10,402,524	24,212,991	37,033,214

Cost of sales	5,465,734	7,720,885	18,341,880	26,342,412
Selling, general & administration expenses	3,328,957	3,321,727	9,736,438	9,543,343
Amortization of property, plant and equipment	187,928	218,288	504,096	632,837
Amortization of deferred costs and other	220	9,877	6,018	51,387
Interest on long term debt	103,398	72,271	273,978	220,519
Interest on current debt	35,356	28,804	145,693	136,407
Loss (Gain) on sale of assets	0	(7,676)	48,554	(7,676)
Gain on contract settlement (note 7)	0	(221,769)	(1,226,506)	(221,769)
	9,121,593	11,142,407	27,830,151	36,697,460

Net income (loss) before taxes	(1,673,819)	(739,883)	(3,617,160)	335,754

Less: Income tax (recovery) expense	(31,000)	(156,113)	(330,668)	334,768

Net income (loss)	(1,642,819)	(583,770)	(3,286,492)	986

Deficit, beginning of period	(24,208,543)	(18,425,430)	(22,564,870)	(19,010,186)

Deficit, end of period	($ 25,851,362)	($ 19,009,200)	($ 25,851,362)	($ 19,009,200)

EARNINGS (LOSS) PER SHARE
Basic	($ 0.08)	($ 0.04)	($ 0.18)	$0.00
Diluted	($ 0.08)	($ 0.04)	($ 0.18)	$0.00

Weighted average number of shares	19,951,877	16,194,631	17,902,768	15,589,990
outstanding - basic
Weighted average number of shares	19,951,877	16,194,631	17,902,768	16,577,260
outstanding - diluted

These consolidated financial statements have not been audited or reviewed by the Company’s auditors. The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc . Q3 REPORT | 9

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months	Three months	Nine months	Nine months
(EXPRESSED IN UNITED STATES DOLLARS)	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006
Cash provided by (used in)

OPERATING ACTIVITIES
Net income (loss)	($ 1,642,819)	($ 583,770)	($ 3,286,492)	$986
Items not involving cash
Depreciation and amortization	188,148	228,165	510,114	684,224
Loss (Gain) on sale of assets	-	(7,676)	48,554	(7,676)
Changes in non-cash operating working	1,105,552	1,941,670	(4,448)	(548,456)
capital items (Note 8)
Future income taxes	(30,926)	(156,322)	(329,724)	334,559
Stock based compensation expense	63,858	158,065	197,273	482,006
	(316,187)	1,580,132	(2,864,723)	945,643
INVESTING ACTIVITIES
Purchase of property, plant & equipment	(709,499)	(1,036,897)	(2,103,354)	(1,258,990)
Proceeds on sale of property,	-	18,629	400,147	18,629
plant & equipment
	(709,499)	(1,018,268)	(1,703,207)	(1,240,361)
FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	1,051,781	(1,434,571)	(513,508)	(1,222,223)
Issuance of common shares, net of issuance costs	(50,217)	638,341	9,147,952	1,559,290
Proceeds from issuance of long-term debt	1,080,355	383,911	1,374,041	383,911
Repayment of long-term debt	(1,128,593)	(149,545)	(1,287,848)	(426,260)
	953,326	(561,864)	8,720,637	294,718

Effects of changes in foreign currency rates on cash and	208,826	-	208,826	-
cash equivalents
Increase in cash and cash equivalents	136,466	-	4,361,533	-
Cash and cash equivalents, beginning of period	4,225,067	-	-	-
Cash and cash equivalents, end of period	$4,361,533	$-	$4,361,533	$-

Interest paid	$142,293	$102,607	$411,346	$350,088
Interest received	$50,508	-	50,508	-
Income tax paid (recovered)	$(75)	$209	$(944)	$209

These consolidated financial statements have not been audited or reviewed by the Company’s auditors. The accompanying notes are an integral part of these consolidated financial statements.

10 | Q3 REPORT .  Leading Brands, Inc

Leading Brands, Inc.
Notes to Consolidated Financial Statements
For the periods ended November 30, 2007

(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

Results of operations for interim periods are not necessarily indicative of annual results

Interim financial reporting
These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements, except as described in Changes in accounting policies, below.

Changes in accounting policies
On March 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants – Section 1530 “Comprehensive Income”, Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3865 “Hedges”. The adoption of Sections 3855 and 3865 had no impact on the financial statements. Comprehensive income is disclosed in note 9 of these financial statements.

Cash and cash equivalents
Cash and cash equivalents consist of bank balances and short-term investments with original maturities of less than three months.

2.	PREPAID EXPENSES AND DEPOSITS

	November 30,	February 28,
	2007	2007
Slotting fees	$168,477	$528,018
Insurance premiums	95,450	75,113
Rental deposits and other	100,312	211,209
	$364,239	$814,340

3.	GOODWILL

Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the goodwill balance from February 28, 2007 is due to currency translation adjustments.

4.	INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company’s results at the current income tax rate and expected net realizable value. Although the Company has tax loss carry-forwards and other future income tax assets, there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

5.	LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. As at November 30, 2007, the Company was in compliance with these covenants and the bank has indicated that it does not expect repayment of the loan other than as scheduled. Accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

Leading Brands, Inc .  Q3 REPORT | 11

6.	SHARE CAPITAL

Authorized:	November 30, 2007
Common shares without par value	500,000,000
Preferred shares without par value
designated into the following series:
Series “A” preferred shares, without par value	1,000,000
Series “B” preferred shares, without par value	100
Series “C” preferred shares, without par value	1,000,000
Series “D” preferred shares, without par value	4,000,000
Series “E” preferred shares, without par value	4,000,000
Undesignated	9,999,900
Issued: Common shares without par value
Outstanding at August 31, 2007	19,934,424
Issued	18,867
Outstanding at November 30, 2007	19,953,291

On August 9, 2007, the Company issued 3,300,001 common shares and 1,650,001 common share purchase warrants for net proceeds of $8,925,821 (after deducting share issuance expenses of $974,182). Of this amount, $3,864,580 was allocated to the issueable warrants and recorded in Contributed Surplus while the balance of $5,061,241 was allocated to common shares. The warrant value was calculated using the Black-Scholes option-pricing model using a risk free rate of 4.5%, a volatility factor of 77% and 66 months as the term of the warrants.

During the three months ended November 30, 2007, the Company recorded additional share issue expenses of $68,205 relating to the share issue on August 9, 2007.

	Issued and	Weighted
Stock options granted, exercised and	outstanding	average
cancelled since August 31, 2007	options	exercise price
Outstanding at August 31, 2007	1,383,998	$1.38
Issued	120,000	3.15
Exercised	(18,867)	0.95
Cancelled	(71,666)	1.79
Outstanding at November 30, 2007	1,413,465	$1.51

At November 30, 2007, there were 961,066 vested options outstanding at an average exercise price of $1.10.

	Issued and
Common share purchase warrants	outstanding	exercise price
issued since August 31, 2007	warrants
Outstanding at August 31, 2007	1,650,001	$3.95
Issued (note 12)	167,000	3.95
Exercised	0	n/a
Cancelled	0	n/a
Outstanding at November 30, 2007	1,817,001	$3.95

Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards in the event that the Company issues new shares at a price lower than the exercise price.

7.	GAIN ON CONTRACT SETTLEMENT

In the three month period ended May 31, 2007, the Company recorded other income of $1,226,506 resulting from the termination of a distribution agreement with Hansen Natural Corporation regarding the distribution of certain beverages in Canada. In the three month period ended November 30, 2006, the Company recorded other income of $221,769 relating to the termination of a bottling contract for the production of alcoholic beverages.

8.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

Accounts receivable	$541,801	$1,432,503	$1,292,592	($ 19,270)

Inventory	87,883	345,344	936,270	90,954

Prepaid expenses	80,965	76,126	547,638	217,070

Accounts payable and accrued liabilities	394,903	87,697	(2,780,948)	(837,210)

Changes in non- cash operating working capital items	$1,105,552	$1,941,670	($ 4,448)	($ 548,456)

9.	COMPREHENSIVE INCOME

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

Net Income (loss) available to common shareholders	($ 1,642,819)	($ 583,770)	($ 3,286,492)	$986

Other comprehensive income :

Foreign currency translation adjustments	1,025,306	(494,459)	2,287,800	(97,655)

Comprehensive loss	( $ 617,513)	( $ 1,078,229)	($ 998,692)	($ 96,669)

12 | Q3 REPORT . Leading Brands, Inc

The functional currency of the Company is the Canadian dollar. Assets and liabilities are translated into US dollars at the exchange rate in effect at the period end date. Income and expenses are translated into US dollars at the average exchange rate for the period. Exchange gains or losses on the translation of the Company’s net equity investment in these operations are deferred as a separate component of share- holders’ equity. The US/Canadian balance sheet exchange rates for February 28, 2007 and November 30, 2007 were 1.167 and 1.000 respectively.

10.	SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an inte- grated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s opera - tions, assets and employees are located in Canada.

11.	SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

12.	RELATED PARTY TRANSACTIONS

The following are new related party transactions occurring during the periods ended November 30, 2007:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

Placement agents commissions, paid to a company related by a director in common, in connection with a common share issue	$-	-	$693,000	-

Marketing consulting fees

paid to a company related by a director in common (the President)	$17,000	-	$38,800	-

In addition, the Company issued 167,000 common share purchase warrants to the above noted placement agent pursuant to the terms of an agreement related to the issuance of common shares on August 9, 2007. The terms of these warrants are the same as those described in note 6.

Other significant transactions with related parties are disclosed in the Company’s annual financial statements.

Leading Brands, Inc . Q3 REPORT | 13

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi	Robert Mockford
VP of Bottling Operations	VP of Operations

Jody Christopherson	Dave Read
VP of DSD	Executive Vice-President

Donna Louis, CGA	Craig Thibodeau
Chief Financial Officer	Sr. VP of Sales, East

Michel Houle	Pat Wilson
VP of Sales, Quebec	VP of Sales, and

David Littlewood	President – Leading Brands USA, Inc
Sr. VP of Sales, West

Ralph D. McRae
Chairman, President and
Chief Executive Officer

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6
Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

14 | Q3 REPORT . Leading Brands, Inc